NORTHBROOK LIFE INSURANCE COMPANY
                          LAW AND REGULATION DEPARTMENT
                             3100 Sanders Road, J5B
                           Northbrook, Illinois 60062

Angela M. King                        Direct Dial:  (847) 402-9237
Assistant Counsel                     Fax:          (847) 402-3781



                                                     April 24, 2000

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Northbrook Variable Annuity Account II ("Registrant")
         Post-Effective Amendment No. 2 to Form N-4 Registration Statement under the Securities Act and Amendment
         No. 28 under the Investment Company Act
         File Nos. 333-93871 and 811-06116
         CIK No.  0000864922

Commissioners:

On behalf of the Registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended ("1933 Act"), I hereby request withdrawal of post-effective amendment no. 2 ("Amendment") to the above captioned Form N-4 registration statement as filed with the Securities and Exchange Commission ("Commission") on March 2, 2000. I am requesting withdrawal because Registrant has decided to defer the offering of the riders described in the Amendment for the time being.

For the foregoing reasons, I submit that withdrawal of the Amendment would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Please direct any question or comment to me at the number above. Thank you.


                                                     Very truly yours,

                                                     /s/ ANGELA M. KING
                                                     -----------------
                                                     Angela M. King